THISTLE GROUP HOLDINGS, CO.
                                6060 RIDGE AVENUE
                      PHILADELPHIA, PENNSYLVANIA 19128-1696

                   AMENDED AND RESTATED OFFER TO PURCHASE FOR
                 CASH, DATED JUNE 7, 2002 UP TO 1,000,000 SHARES
                 OF COMMON STOCK OF THISTLE GROUP HOLDINGS, CO.
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

OUR OFFER AND YOUR RIGHT TO WITHDRAW YOUR SHARES WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 20, 2002, UNLESS THE OFFER IS EXTENDED. WE MAY EXTEND THE OFFER PERIOD AT ANY TIME. DEPENDING UPON THE RESULTS OF THE OFFERING, WE RESERVE THE RIGHT TO TERMINATE THE OFFERING AND NOT PURCHASE TENDERED SHARES.

THISTLE GROUP HOLDINGS, CO. IS:

o offering to purchase up to 1,000,000 shares of our common stock in a tender offer; and
o offering to purchase these shares at a set price of $13.00 per share in cash, without interest.

IF YOU ALREADY TENDERED YOUR SHARES:

o no further action is necessary regarding any shares previously validly tendered and not withdrawn; and
o if the amended and restated offer is completed, these shares will be accepted for payment and you will received the increased price of $13.00 per share.

IF YOU HAVE NOT TENDERED YOUR SHARES AND WANT TO TENDER YOUR SHARES INTO OUR OFFER, YOU SHOULD:

o    specify the amount of shares you want to tender; and
o follow the instructions in this document and the related documents, including the accompanying amended and restated letter of transmittal, to submit your shares.

WHEN OUR OFFER EXPIRES:

o if the number of shares tendered is not more than 1,000,000, we will purchase all these shares; and
o if the number of shares tendered is more than 1,000,000, we will purchase shares:
     o first from holders of less than 100 shares who tendered all of their shares; and
     o then, on a pro rata basis from all other shareholders who tendered shares.

Our offer is not conditioned on any minimum number of shares being tendered. Our offer is, however, subject to other conditions discussed under "Summary" and "The Offer - Conditions of Our Offer."

Our Board of Directors has approved this offer. However, neither we nor our Board of Directors nor the information agent makes any recommendation to you as to whether you should tender or not tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender.

           The date of the Offer to Purchase For Cash is May 7, 2002.
The Offer to Purchase For Cash has been amended and restated as of June 7, 2002.

                     The Information Agent for the Offer is:

                   GEORGESON SHAREHOLDER [LOGO TO BE INSERTED]

                              IMPORTANT PROCEDURES

If you want to tender all or part of your shares, you must do one of the following before our offer expires:

     o if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you, or

     o if you hold certificates in your own name, complete and sign the accompanying amended and restated letter of transmittal according to its instructions, and deliver it, together with any required signature guarantee, the certificates for your shares and any other documents required by the amended and restated letter of transmittal, to Alpine Fiduciary Services, Inc., the depositary for our offer, or

     o if you want to tender shares held in the Thistle's Automatic Dividend Reinvestment Plan, you should follow the instructions in the amended and restated letter of transmittal to tender your shares, or

     o if you are an institution participating in The Depository Trust Company, tender your shares according to the procedure for book-entry transfer described in this document and in the original offer under "The Offer - Procedures For Tendering Shares."

If you want to tender your shares but

     o your certificates for the shares are not immediately available or cannot be delivered to the depositary, or

     o    you cannot comply with the procedure for book-entry transfer, or

     o your other required documents cannot be delivered to the depositary by the expiration of our offer,

         you can still tender your shares if you comply with the guaranteed delivery procedure described in this document and in the original offer under "The Offer - Procedures for Tendering Shares."

         TO TENDER YOUR SHARES YOU MUST FOLLOW THE PROCEDURES DESCRIBED IN THIS DOCUMENT, THE ORIGINAL OFFER DATED MAY 7, 2002, THE AMENDED AND RESTATED LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS RELATED TO OUR OFFER.

         If you have any questions or need assistance, you should contact Georgeson Shareholder, the information agent for our offer, at their address and telephone number on the back page of this document. You may request additional copies of this document, the amended and restated letter of transmittal, or the notice of guaranteed delivery, from the information agent.

                                     SUMMARY

         The summary highlights material information in this amended and restated Offer To Purchase For Cash, but you should realize that it does not describe all of the details of our offer to the same extent that they are described in the body of this document. We urge you to read this entire document, the original offer, dated May 7, 2002, and the enclosed amended and restated letter of transmittal because they contain the full details of our offer. Where helpful, we have included references to the sections of this document and the original offer where you will find a more complete discussion. References to "The Offer," unless noted otherwise, refers to the original offer, dated May 7, 2002.

WHO IS OFFERING Thistle Group Holdings, Co. ("we," "us," "our," or TO PURCHASE MY "Thistle"). We are offering to purchase up to 1,000,000
SHARES?             shares of our  outstanding  common stock and the  associated preferred share rights.  See "The Offer - Information  About
                    Us and the Shares."

WHAT IS THE         The purchase price is a set price of $13.00 per share.
PURCHASE PRICE?

WHY IS THE          Under this amended and restated offer, we are increasing the
TENDER OFFER        price at which we will  purchase  the shares from a range of
BEING AMENDED?      $11.50 to $12.50 to a set  price of $13.00  per  share.  The increase in the price and the  elimination of the range is a result of several  factors,  including  (1) an  insufficient number  of  shares  have  been  tendered  to date  under the original  range;  (2)  offering to purchase at a fixed price
                    eliminates   uncertainty  for  those  shareholders  who  are
                    seeking to tender; (3) our trading price increased at the time of the commencement of our tender offer; and (4) a general increase in the market price of the stock of public thrift institutions since the commencement of the offer.

IF I ALREADY        No, you do not have to take any action  regarding any shares
TENDERED MY         previously  validly  tendered  and  not  withdrawn.  If  the
SHARES IN THE       amended and restated  offer is completed,  these shares will
ORIGINAL OFFER,     be accepted for payment and you will  receive the  increased
DO I HAVE TO DO     price of $13.00 per share.
ANYTHING NOW?

HOW AND WHEN        If your shares are  purchased  in our  amended and  restated
WILL I BE PAID?     offer, you will be paid the purchase price, in cash, without interest, as soon as practicable after the expiration of the offer period and the acceptance of the shares for payment.
                    There may be tax consequences to receiving this payment. See
                    "The Offer -- Federal Income Tax Consequences;" "-- Number of Shares; Price; Priority of Purchase;" "-- Procedures for
                    Tendering  Shares;"  "--.  Purchase of Shares and Payment of
                    Purchase Price."

HOW MANY SHARES     We will  purchase up to  1,000,000  shares in our offer,  or
WILL THISTLE        approximately  15% of our outstanding  common stock. We also
PURCHASE IN ALL?    reserve the right to purchase  additional shares up to 2% of
                    the  outstanding   shares,   subject  to  applicable   legal
                    requirements. Our offer is not conditioned on any minimum number of shares being tendered.


IF I TENDER MY All the shares that you tender in our offer may not be SHARES, HOW MANY purchased. If more than 1,000,000 shares are tendered, we
OF MY SHARES        will  purchase  shares  based  on  the  following  order  of
WILL THISTLE        priority:
PURCHASE?
                    First, we will purchase shares from all holders of "odd lots" of less than 100 shares (including any shares held in our automatic dividend reinvestment plan, but not including any shares held in the Roxborough Manayunk Bank's Employee
                    Stock Ownership Plan) who properly tender all of their shares.

                    Second, we will purchase shares from all other shareholders who properly tender shares, on a pro rata basis, subject to the conditional tender provisions described under "The Offer
                    - Conditional Tender Procedures." As a result, we will purchase the same percentage of shares from each tendering shareholder in this second category. We will announce this proration percentage, if it is necessary, promptly after our offer expires.

                    As we noted above, we may also choose to purchase an additional 2% of the outstanding shares, subject to applicable legal rules. See "The Offer - Number of Shares; Price; Priority of Purchase."

HOW WILL THISTLE    We  would  need a  maximum  of  $13.0  million  to  purchase
PAY FOR THE         1,000,000  shares.  We will  use cash on hand to pay for the
SHARES?             shares  we  purchase in this offer.  See "The Offer - Source and Amount of Funds."

HOW LONG DO I       You may tender your shares  until our offer  expires.  Right
HAVE TO TENDER      now, the offer is scheduled to expire on Thursday,  June 20,
MY SHARES TO        2002,  at 12:00  p.m.,  Eastern  Time,  but we may choose to
THISTLE?            extend it at any time.  We  cannot  assure  you that we will extend our offer or, if we extend it, for how long it will be extended. See "The Offer - Number of Shares; Price;
                    Priority  of  Purchase;"  and "--  Extension  of Our  Offer;
                    Termination; Amendment."

HOW WILL I BE       If our offer is extended, we will make a public announcement
NOTIFIED IF         before 9:00 a.m.,  Eastern time,  on the first  business day
THISTLE EXTENDS     after the offer was  scheduled  to expire.  See "The Offer -
THIS OFFER?         Extension of Our Offer; Termination; Amendment."

WHAT ARE THE        Our obligation to accept and pay for your tendered shares is
CONDITIONS TO       conditioned   upon  the   satisfaction   or  waiver  of  the
THISTLE'S OFFER?    conditions  described  in this  document  under "The Offer -
                    Conditions of Our Offer."

HOW DO I TENDER     To tender your shares,  you must complete one of the actions
MY SHARES?          described under  "Important  Procedures" on the inside front cover of this document before our offer expires.

                    You may also contact the information agent or your broker for assistance. The contact information for the information agent is on the back page of this document.

                    See in this document "The Offer - Procedure for Tendering Shares" and the instructions to the amended and restated letter of transmittal.

ONCE I HAVE         Yes. If you tender your shares and change your mind, you may
TENDERED SHARES     withdraw your shares at any time before our offer expires.
IN THE OFFER,
CAN I CHANGE        In  addition,  after  our  offer  expires,  if we  have  not
MY MIND?            accepted for payment the shares you have tendered to us, you may withdraw your shares at any time after 12:00 Midnight, Eastern Time, on Monday, July 8, 2002. See "The Offer -
                    Withdrawal Rights."

                    To withdraw your shares, you must timely deliver a written notice of your withdrawal to the depositary at the address or facsimile number appearing on the back page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the depositary. See "The Offer - Withdrawal Rights."

WHAT DO THISTLE Our Board of Directors (the "Board of Directors," the AND ITS BOARD OF "Directors," or the "Board") has approved this offer.
DIRECTORS THINK However, neither we nor our Board of Directors nor the ABOUT THIS OFFER? information agent is making any recommendation regarding whether  you should  tender or not tender your  shares.  You must  decide  whether  to tender  your  shares.  You  should
                    discuss   whether  to  tender  with  your  broker  or  other
                    financial or tax advisor. Our Directors and executive officers have advised us that they do not intend to tender any of their shares in our offer.

WHAT IS A RECENT Our common stock is traded on the Nasdaq - National Market MARKET PRICE OF System under the symbol "THTL." Prior to announcing the MY THISTLE SHARES? extension and price increase, the closing price of our stock on June 4, 2002 was $12.35. On June 5, 2002, a date close to the date of this document, the closing price of our common stock on the Nasdaq was $12.80. We urge you to obtain more current market quotations for your shares. For trading information regarding the shares, you may call Georgeson
                    Shareholder, toll free, at (866) 324-8876.

WILL I HAVE TO PAY  If you are a registered  shareholder  and tender your shares
BROKERAGE           directly  to the  depositary,  you  will not need to pay any
COMMISSIONS OR brokerage commissions. If you hold shares through a broker STOCK TRANSFER TAX or bank, however, you should ask your broker or bank to see IF I TENDER MY if you will be charged a fee to tender your shares. See "The SHARES TO THISTLE? Offer - Procedures for Tendering Shares."

                    If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See "The Offer - Purchase of Shares and Payment of Purchase Price."

WHAT ARE THE        Generally,  you will be  subject  to United  States  federal
UNITED STATES       income  taxation  when you receive  cash from us in exchange
FEDERAL INCOME      for the  shares you  tender.  The cash you  receive  will be
TAX  CONSEQUENCES   treated either as:
IF I TENDER MY
SHARES TO THISTLE?  o   a sale or exchange eligible for capital gains treatment;
                        or
                    o   a dividend subject to ordinary income tax rates.

                    See "The Offer - Federal Income Tax Consequences."

WHOM DO I CONTACT   Our  information  agent,  Georgeson  Shareholder,  can  help
IF I HAVE           answer your questions.  Their toll free telephone  number is
QUESTIONS ABOUT     (866) 324-8876. Additional contact information for Georgeson
THISTLE'S OFFER?    Shareholder appears on the back page of this document.

                           FORWARD-LOOKING STATEMENTS

         This document contains a number of forward-looking statements regarding our financial condition, results of operations and business. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of our offer or other transactions described in this document. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "may," "will" and "potential" and for similar expressions. Forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

     o the timing and occurrence or non-occurrence of events, including the conditions to our offer, may be subject to circumstances beyond our control;

     o there may be increases in competitive pressure among financial institutions or from non-financial institutions;

     o changes in the interest rate environment may reduce interest margins or may adversely affect banking operations;

     o changes in deposit flows, loan demand or real estate values may adversely affect our business;

     o changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;

     o general economic conditions, either nationally or locally, in the markets in which we do business, or conditions in securities markets, the banking industry or the mortgage banking industry, may be less favorable than we currently anticipate;

     o    legislation or regulatory changes may adversely affect our business;

     o technological changes may be more difficult or expensive than we anticipate;

     o success or consummation of new business initiatives may be more difficult or expensive than we anticipate; or

     o litigation or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate.

         All subsequent written and oral forward-looking statements concerning our offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                    THE OFFER

1.   NUMBER OF SHARES; PRICE; PRIORITY OF PURCHASE.

         GENERAL. On the terms and subject to the conditions of our offer, we will purchase at a set price of $13.00 per share, to the seller in cash, without interest, 1,000,000 shares of our common stock, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with the procedures set forth in "The Offer - Withdrawal Rights."

         The term "expiration date" with respect to our offer means 12:00 p.m., Eastern Time, on Thursday, June 20, 2002, unless we, in our sole discretion, extend the period of time during which our offer will remain open. If extended by us, the term "expiration date" will mean the latest time and date at which our offer, as extended, will expire. See "The Offer - Extension of Our Offer; Termination; Amendment," for a description of our right to extend, delay, terminate or amend our offer.

         Shares properly tendered and not properly withdrawn will be purchased at $13.00 per share, upon the terms and conditions of our offer, including the odd lot, proration and conditional tender provisions described below. If more than 1,000,000 shares are tendered, shares tendered will be subject to proration, except for odd lots. In accordance with the rules of the Securities and Exchange Commission, we may, and we reserve the right to, purchase in our offer an additional amount of shares, not to exceed 2% of our outstanding common stock, without amending or extending our offer. See "The Offer - Extension of Our Offer; Termination; Amendment."

         All shares tendered and not purchased, because of proration or the conditional tender procedures, will be returned to you at our expense as soon as practicable following the expiration date.

         On the amended and restated letter of transmittal you can specify the order in which portions of your shares will be purchased if, as a result of the proration provisions or otherwise, some but not all of your tendered shares are purchased in our offer.

         You may withdraw your shares from our offer by following the procedures described hereunder and described under "The Offer - Withdrawal Rights."

         If we:

          o    increase or decrease the price to be paid for shares,

          o increase the number of shares being sought in our offer by more than 2% of our outstanding common stock, or

          o    decrease the number of shares being sought in our offer.

then our offer must remain open, or will be extended, until at least ten business days from, and including, the date that notice of any such change is first published, sent or given in the manner described under "The Offer - Extension of Our Offer; Termination; Amendment." For purposes of our offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

         Unless the context otherwise requires, all references to shares in this document and the documents related to our offer include the associated preferred share purchase rights, and, unless the rights are redeemed prior to the expiration date of our offer, a tender of shares will also be a tender of the associated preferred share purchase rights. For a description of the rights and the agreement under which the rights were issued, see "The Offer -Rights Agreements."

         OUR OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. OUR OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE IN THIS DOCUMENT "-- - CONDITIONS OF OUR OFFER."

         PRIORITY OF PURCHASES. Upon the terms and conditions of our offer, if 1,000,000 or fewer shares are properly tendered and not properly withdrawn, we will purchase all properly tendered shares at the purchase price.

         Upon the terms and conditions of our offer, if more than 1,000,000 shares are properly tendered at prices equal to or below the purchase price and not properly withdrawn, we will purchase properly tendered shares in the following order:

          o First, all shares properly tendered and not properly withdrawn by any "odd lot holder" (as defined below) who:

               o tenders all shares owned (beneficially or of record) by the odd lot holder (tenders of less than all the shares owned will not qualify for this preference); and

               o completes the section entitled "Odd Lots" in the letter of amended and restated transmittal and, if applicable, in the notice of guaranteed delivery; and

          o Second, after the purchase of all the shares properly tendered by odd lot holders and subject to the conditional tender procedures described in "The Offer - Conditional Tender Procedures," all other shares properly tendered, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

         As a result, all the shares that you tender in our offer may not be purchased, if we receive more than 1,000,000 properly tendered shares. As we noted above, we may elect to purchase more than 1,000,000 shares in our offer, subject to applicable law. If we do so, the preceding provisions will apply to the greater number of shares.

         ODD LOTS. For purposes of our offer, the term "odd lots" means all shares properly tendered before the expiration date at prices equal to or below the purchase price and not properly withdrawn by any person, referred to as an "odd lot holder," who owns, beneficially or of record, a total of fewer than 100 shares (not including any shares held in the Bank's ESOP) and certifies to that fact in the "Odd Lots" box on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. To qualify for this preference, an odd lot holder must tender all shares owned, beneficially or of record, by the odd lot holder in accordance with the procedures described in "The Offer - Procedures for Tendering Shares."

         This preference is not available to partial tenders or to beneficial or record holders of a total of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. This preference is also not available to any shares held in the Bank's ESOP.

         Any odd lot holder wishing to tender all its shares pursuant to our offer should complete the section entitled "Odd Lots" in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

         PRORATION. If proration of tendered shares is required, we will determine the proration percentage as soon as practicable following the expiration date. Subject to the conditional tender procedures previously described in "The Offer - Conditional Tender Procedures," proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders other than odd lot holders at or below the purchase price selected by us.

         Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in "The Offer - Procedures for Tendering Shares," and because of the odd lot procedures described above and the conditional tender procedures described in "The Offer - Conditional Tender Procedures," we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until five to seven business days after the expiration date. The preliminary results of any proration will be announced by press release as soon as practicable after the expiration date. Shareholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers. If the proration results are available prior to seven business days, such results and/or payments will be completed prior to such designated time.

         As described in "The Offer - Federal Income Tax Consequences," the number of shares that we will purchase from a shareholder under our offer may affect the United States federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder's decision whether or not to tender shares. The letter of transmittal affords each shareholder the opportunity to designate the order of priority in which shares are to be purchased in the event of proration, should a shareholder decide to do so for federal income tax reasons. In addition, shareholders may choose to submit a "conditional tender" under the procedures as discussed in "The Offer - Conditional Tender Procedures," in order to structure their tender for federal income tax reasons.

2.   PURPOSES OF AND REASONS FOR THE OFFER

     At a board meeting on June 4, 2002, the Board of Directors unanimously decided to extend the offer to increase the price at which the Company will purchase the shares from a range of $11.50 to $12.50 per share to a set price of $13.00. The increase in the price and the elimination of the range is a result of several factors, including:

o an insufficient number of shares have been tendered to date under the original range;

o offering to purchase at a fixed price eliminates uncertainty for those shareholders who are selling to tender;

o our trading price increased at the time of commencement of our tender offer; and

o a general increase in the market price of the stock of public thrift institutions since the commencement of the offer.

         Please also see "The Offer - Purposes and Reasons For The Offer."

3.   OPINION OF FINANCIAL ADVISOR

         On June 4, 2002, RP Financial rendered its opinion to our Board that, as of the date thereof, the terms of the amended and restated offer were fair to our stockholders from a financial point of view. The full text of the opinion of RP Financial is attached as Appendix A to this offer document and is incorporated herein by reference. Our stockholders are urged to read the opinion in its entirety. RP Financial has updated its opinion effective the date of this offer document. In connection with rendering its opinion, RP Financial updated the analyses performed in conjunction with the previous opinion. The key factors considered in the updated analyses include, but are not limited to, the following. In the updated Transaction Summary, RP Financial reviewed the pricing ratios indicated by the revised offer price of $13.00 per share, comparing them to industry average ratios updated through May 31, 2002. Based on the amended price, the ratio of offer price to tangible book value of 112% continued to be at a discount to the all public company, all Middle-Atlantic and all Pennsylvania averages (143%, 170% and 151% of tangible book value, respectively) and the revised offer price to earnings multiple of 19.2x, although at a premium to the averages (17.1x, 17.6x and 16.3x, respectively), was generally consistent with market pricing of public companies with similar earnings. RP Financial concluded that the ratios in the updated transaction summary supported its fairness conclusions. In the updated Comparable Transactions Analysis, RP Financial evaluated the specific terms of the updated offer relative to a comparable group of companies that have completed similar tender offers (the "Comparable Group"). The 9.06% premium to pre-announcement price indicated by the $13.00 per share offer price was consistent with the Comparable Group offering ranges (average premiums of 4.58% and 19.21% at the low and high ends of their ranges). The updated Impact Analysis indicates that those stockholders who chose not to tender will realize a decrease in their resulting book value per share of $0.03 (a 0.3% decrease), a decrease in their resulting tangible book value per share of $0.24 (a 2.0% decrease), and increases in the resulting EPS both on a reported and a cash basis of $0.03 and $0.08 per share, respectively (4.5% and 8.4% increases). In addition, the resulting return on equity under the revised offer would increase from 4.96% to 5.18%. The updated Discounted Cash Flow ("DCF") analysis indicates that under the "Stay the Course" scenario, where RP Financial assumed we did not complete the offer and continued to implement a business plan reasonably consistent with current operations, our stockholders would realize a present value benefit after five years of operations ranging from $11.00 to $12.82 per share. In the "Pro Forma, Giving Effect to the Offer" scenario, where RP Financial assumed we completed the offer, our stockholders would realize a present value benefit after five years of operations ranging from $11.22 to $13.06 per share. Because the range of present values estimated under the pro forma scenario exceeded the values without the offer, RP Financial concluded the updated discounted cash flow analyses supported the fairness conclusions.

         On the basis of these analyses and other considerations, RP Financial concluded that the amended and restated offer is fair to our stockholders from a financial point of view. As described above, RP Financial's opinion and presentation to our Board was one of many factors taken into consideration by our Board in making its determination to approve the offer. Although the foregoing summary describes the material components of the analyses prepared by RP Financial, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Appendix A hereto, which our stockholders are urged to read in its entirety.

         RP Financial estimates that it will receive total fees of $17,500, of which $3,125 has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its services in connection with the offer. In addition, we have agreed to indemnify RP Financial against certain liabilities, including liabilities under the federal securities laws.

4.   PROCEDURES FOR TENDERING SHARES.

     PROPER TENDER OF SHARES.  For your shares to be properly  tendered,  either
(1) or (2) below must happen:

     (1) The depositary must receive all of the following before or on the expiration date at the depositary's address on the back page of this document:

          o one of (a) the certificates for the shares, (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe below or (c) in the case of shares held in our automatic dividend reinvestment plan, completion of the appropriate sections of the amended and restated letter of transmittal, and

          o one of (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, (b) an "agent's message" of the type we describe below in the case of a book-entry transfer or
               (c) a specific acknowledgment in the case of a tender through the "automated tender offer program" we describe below, and

          o any other documents required by the amended and restated letter of transmittal.

     (2) You must comply with the guaranteed delivery procedure set forth in "The Offer - Procedure For Tendering Shares."

         In addition, odd lot holders who tender all shares must complete the section captioned "Odd Lots" in the amended and restated letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in this document under "-- - Number of Shares; Priority of Purchase."

         If you tender your shares directly to the depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares through the broker or bank.

         Participants in our automatic dividend reinvestment plan should follow the instructions in the amended and restated letter of transmittal to tender properly shares held in their program account.

         All other procedures for tendering shares are fully described in "The Offer - Procedures In Tendering Shares."

6.   PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

         Upon the terms and conditions of our amended and restated offer, as soon as practicable following the expiration date, we will:

          o pay for shares properly tendered and not properly withdrawn, taking into account the number of shares so tendered; and

          o accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn.

         For purposes of our offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered and not properly withdrawn at $13.00 per share, subject to the odd lot priority, conditional tender and proration provisions of our offer, only when, as and if we give oral or written notice to the depositary of our acceptance of the shares for payment.

         Upon the terms and conditions of our offer, as soon as practicable after the expiration date, we will accept for payment and pay a set price of $13.00 per share purchase price for 1,000,000 shares, subject to increase or decrease as described in "The Offer - Number of Shares; Price; Priority of Purchase," and "-- Extension of Our Offer; Termination; Amendment," if properly tendered and not properly withdrawn.

         We will pay for shares purchased under our offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

         In the event of proration, we will determine the proration percentage and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we do not expect to be able to announce the final results of any proration or to be able to commence payment for shares purchased until approximately five to seven business days after the expiration date.

         We will not pay interest on the purchase price regardless of any delay in making such payment. In addition, if certain events occur, we may not be obligated to purchase shares in our offer. See the conditions to our offer in this document under "-- - Conditions of Our Offer."

         We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under our offer. If, however, (a) payment of the purchase price is to be made to any person other than the registered holder, (b) shares not tendered or rejected for purchase are to be registered in the name of any person other than the registered holder, or (c) certificates representing tendered shares are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder the other person or otherwise), payable on account of the transfer to the other person, will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the amended and restated letter of transmittal.

         ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO FEDERAL INCOME BACKUP WITHHOLDING TAX OF 30% OF THE GROSS PROCEEDS PAID TO THE SHAREHOLDER OR OTHER PAYEE UNDER OUR OFFER. SEE "-- - PROCEDURES FOR TENDERING SHARES." ALSO SEE "THE OFFER - FEDERAL INCOME TAX CONSEQUENCES" REGARDING ADDITIONAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

8.   CONDITIONS OF OUR OFFER.

         Notwithstanding any other provision of our offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules promulgated by the SEC under the Exchange Act, if, at any time on or after May 7, 2002 and before our acceptance for payment of properly tendered shares, any of the following events have occurred (or have been determined by us to have occurred) that, in our reasonable judgment makes it inadvisable for us to proceed with our offer or with acceptance for payment:

     o there shall have been any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of our offer, the acquisition of some or all of the shares under our offer or otherwise relates in any manner to our offer, including the other conditions to our offer;

     o    there  shall  have  been any  action  taken or  pending,  or  approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to our offer or to us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly

     o make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of our offer; or

     o delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

     o    there has occurred any of the following:

     o    any general  suspension  of trading in, or  limitation  on prices for,
          securities   on   any   national   securities   exchange   or  in  the
          over-the-counter market in the United States;

     o the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

     o the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories;

     o any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

     o any significant decrease in the market price of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, operations or prospects or the trading of our common stock; or

     o any change or changes in the business, financial condition, assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our reasonable judgment, is or may be material and adverse to us or our subsidiaries.

         The conditions to our offer are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition and, where permissible, may be waived by us, in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above will be final and binding on all parties. However, all conditions of the offer, other than those subject to applicable law, will be satisfied or waived on or before the expiration of our offer.

10.  SOURCE AND AMOUNT OF FUNDS.

         Assuming that 1,000,000 shares are tendered in the offer, the aggregate purchase price paid by us will be $13.0 million. We expect that our fees and expenses for the offer will be approximately $121,000. We anticipate that we will have all of the funds necessary to purchase shares tendered in our offer, as well as to pay related fees and expenses, from our existing assets, primarily out of available cash.

                                                                      APPENDIX A




                        RP FINANCIAL, LC FAIRNESS OPINION

RP FINANCIAL, LC
---------------------------------------
Financial Services Industry Consultants



                                                                    June 7, 2002

Board of Directors
Thistle Group Holdings, Inc.
6060 Ridge Avenue
Philadelphia, Pennsylvania  19128-1696

Members of the Board:

         You have requested that RP Financial, LC. ("RP Financial") provide you with its opinion as to the fairness from a financial point of view to the common stockholders of Thistle Group Holdings, Inc., Philadelphia, Pennsylvania ("Thistle Group") of the offer of Thistle Group to purchase shares pursuant to the May 7, 2002 offer document, amended and restated effective June 7, 2002 to reflect an increase in the offer price. The original offer document, inclusive of exhibits, and the amended and restated offer document (collectively, the "Offer Documents") are incorporated herein by reference. Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Offer Documents.


Summary Description of the Offer
--------------------------------

         Pursuant to the Offer Documents, Thistle Group is offering to purchase up to 1,000,000 shares of common stock at a per share price of $13.00 per share. The offer is being made to all current holders of Thistle Group common stock. All stockholders who elect to tender their shares will receive the same price. Thistle Group may elect to purchase less than 1,000,000 shares in the offer or may elect to increase the number of shares purchased by up to 2 percent at the Board's option.


RP Financial Background and Experience
--------------------------------------

         RP Financial, as part of its financial institution valuation and consulting practice, is regularly engaged in the valuation of insured financial institution securities in connection with mergers and acquisitions, initial and secondary stock offerings, mutual-to-stock conversions of thrift institutions, and business valuations for other purposes. As specialists in the securities of insured financial institutions, RP Financial has experience in, and knowledge of, the markets for the securities of such institutions, including institutions operating in Pennsylvania and the Mid-Atlantic U.S.

--------------------------------------------------------------------------------
Washington Headquarters
Rosslyn Center                                         Telephone: (703) 528-1700
1700 North Moroe Street, Suite 2210                      Fax No.: (703) 528-1788
Arlington, VA  22209                                E-Mail: mail@rpfinancial.com

Board of Directors
June 7, 2002
Page 2



Materials Reviewed
------------------

         In  rendering  this  opinion,   RP  Financial  reviewed  the  following
material: (1) the original offer document, dated May 7, 2002, including exhibits; (2) the amended and restated offer document, dated June 7, 2002; (3) the following information from Thistle Group -- (a) audited financial statements for the fiscal years ended December 31, 1999 through 2001, and (b) stockholder, regulatory and internal financial and other reports through March 31, 2002 -- all with regard to balance sheet and off-balance sheet composition, profitability, interest rates, volumes, maturities, market values, trends, credit risk, interest rate risk, liquidity risk and operations; (4) discussions with management regarding past and current business, operations, financial condition, and future prospects; (5) competitive, economic and demographic characteristics in the local market area; (6) the potential impact of regulatory and legislative changes on savings institutions; (7) the financial terms of recently completed comparable modified Dutch tender offers; (8) an analysis of the pro forma impact on stockholders of Thistle Group of the offer, both on pro forma financial information as of March 31, 2002 and on projected financial results; (9) a discounted cash flow analysis of the potential value accruing to stockholders of the offer, and (10) Thistle Group's financial condition as of March 31, 2002 regarding the ability to complete the offer from a cash and capital perspective.

         In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning
Thistle Group's operations furnished to RP Financial for review, as well as publicly-available information regarding other financial institutions and economic and demographic data. Thistle Group did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of Thistle Group's assets and liabilities and potential and/or contingent liabilities. The financial forecasts and budgets reviewed by RP Financial were prepared by management of Thistle Group. Thistle Group does not publicly disclose internal management forecasts or budgets of the type provided to RP Financial in connection with the review of the offer; and such financial forecasts were not prepared with a view towards public disclosure. The financial forecasts and budgets were based upon numerous variables and assumptions which are inherently uncertain, including without limitation factors related to general economic and competitive conditions, as well as trends in asset quality. Accordingly, actual results could vary significantly from those set forth in such financial forecasts.

         RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the offer as set forth in the offer document to be consummated. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed offer, no restriction will be imposed on Thistle Group that would have a material adverse effect on the ability of the offer to be consummated as set forth in the Offer Documents.

Board of Directors
June 7, 2002
Page 3



Opinion
-------

         It is understood that this letter is directed to the Board of Directors of Thistle Group in its consideration of the Offer Documents.

         It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.

         It is understood that this opinion may be included in its entirety in any communication by Thistle Group or its Board of Directors to the stockholders of Thistle Group. It is also understood that this opinion may be included in its entirety in any regulatory filing by Thistle Group, and that RP Financial consents to the summary of this opinion in the offer document, and any amendments thereto. Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial's prior written consent.

         Based upon and subject to the foregoing and other such matters we consider relevant, it is RP Financial's opinion that, as of the date hereof, the offer to purchase shares by Thistle Group, as described in the Offer Documents, is fair to the shareholders of Thistle Group from a financial point of view.


                                                  Respectfully submitted,

                                                  /s/RP Financial, LC.

                                                  RP FINANCIAL, LC.

                        The Depositary for the offer is:
                         ALPINE FIDUCIARY SERVICES, INC.

                                    By Mail:
                         Alpine Fiduciary Services, Inc.
                    c/o Georgeson Shareholder Communications
                                   PO Box 2065
                         South Hackensack, NJ 07606-9974

                              By Overnight Courier:
                         Alpine Fiduciary Services, Inc.
                    c/o Georgeson Shareholder Communications
                                111 Commerce Road
                               Carlstadt, NJ 07072
                             Attn: Reorg Department

                                    By Hand:
                         Alpine Fiduciary Services, Inc.
                    c/o Georgeson Shareholder Communications
                          17 State Street - 28th Floor
                               New York, NY 10004
                               Attn: Mark Zimkind

           Facsimile Number (for eligible institutions): 201-559-1162
                  Confirm Facsimile Transmissions: 201-460-2213

                    For Assistance: 866-324-8876 (Toll Free)

         The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by each Thistle shareholder or such shareholder's broker, dealer, commercial bank, trust company or nominee to the depositary at its address set forth above.

         Any questions or requests for assistance may be directed to the information agent at its telephone number and address set forth below. Requests for additional copies of this Offer to Purchase for Cash, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning our offer. To confirm delivery of shares, shareholders are directed to contact the depositary.


                     The Information Agent for the Offer is:

                              GEORGESON SHAREHOLDER
                           17 STATE STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10004
                   SHAREHOLDERS CALL TOLL FREE (866) 324-8876
                BANKS AND BROKERS CALL COLLECT AT (212) 440-9800